Exhibit (c)(iv)

Morgan Stanley Board of Directors Update Tricon Residential November 7, 2023

Morgan Stanley Project Creedence Board of Directors Update As of 11/6/23 • Following receipt of Blackstone’s non-binding indication of interest on 10/2/23, the Board of Directors formed a Special Committee (the “Committee”) at its Board Meeting on 10/5 • After the formation and convening of the Committee, Morgan Stanley communicated to Blackstone that the Company was prepared to enter into a confidentiality agreement and provide non-public information so that it could solidify and improve its proposal • On 10/13, the confidentiality agreement was executed, and a virtual data room was opened to Blackstone. The data room contained an initial set of documents that was regularly expanded over the course of two weeks in response to Blackstone’s ongoing diligence requests – By 10/27, Blackstone had made over 550 diligence requests spanning business, tax, legal, financial and accounting topics – Since opening of the virtual data room, the Company, through Morgan Stanley, had responded to over 350 of Blackstone’s due diligence requests via written responses and supporting files uploaded to the data room Blackstone Proposal • In addition to regular-way diligence through the data room, the Company’s management team held 9 virtual diligence sessions with Blackstone covering various topics, including: (1) tax on 10/17, (2) insurance and SFR operations on 10/20, (3) SFR acquisitions on 10/20, (4) corporate / FP&A on 10/23, (5) Canadian properties on 10/24, (6) capital markets on 10/24, (7) accounting on 10/25, (8) tax (follow-up session) on 10/26, and (9) loss-to-lease and capex on 10/27 • Blackstone also conducted property tours in select markets (Dallas, Atlanta, Charlotte, Nashville, Houston, Jacksonville, Orlando, Tampa and Toronto) • After the due diligence process, on 10/28, Blackstone notified Morgan Stanley of its intent to withdraw the indication of interest. Blackstone suggested that, in addition to the impact of adjusted underwriting assumptions arising from its diligence review, it was potentially more challenging to “lean in” on its indication of interest given volatile market conditions (rates gapping out further, etc.). Blackstone subsequently notified Tricon on 10/31 – See next page for Blackstone’s key areas of focus during the diligence process TRICON RESIDENTIAL 2

Morgan Stanley

Project Creedence Board of Directors Update (Cont'd)

As of 11/6/23

Key Areas of Focus for Blackstone	Key areas of focus for Blackstone's diligence efforts included: • **Loss-to-Lease**: magnitude of the loss-to-lease opportunity across the same-home and non-same-home SFR portfolios; validation of the use of Zillow estimates as a measure of market rent levels • **Capex**: breakdown of historical and projected capex by category (deferred, value-enhancing, etc.); average per-home turn costs; capitalization vs. expense policies; deferred renovation attributable to homes with longer-tenured residents • **Rent Growth**: latest trends (Q3 and October) in new lease trade-out, renewal, and blended rent growth • **Canadian Multifamily**: details of the Company's projections and underwriting assumptions (market rents, project costs, timing, etc.); progress on construction / leasing of properties; staffing models; affordability requirements • **Corporate G&A**: allocation of costs across business segments; capitalized labor expenses • **Financials**: latest projections and updated financials as of Q3 2023; comparison of expense treatment in NOI vs. peers • **Legal**: CoC provisions in employment agreements / JV agreements / loan agreements
Blackstone's Withdrawal	Items ultimately cited by Blackstone as reasons for withdrawing its proposal included: • Loss-to-lease vs. its underwriting assumptions • Capital expenditures vs. its underwriting assumptions • Market environment / inability to "lean in" • Trends in market rent growth
Land & Buildings	• On 9/29, Jonathan Litt of Land & Buildings (a real estate-focused activist investor) sent a letter to the Company outlining the Company as a substantially undervalued investment and offering engagement to unlock its value. On 10/17, Litt detailed the same idea at the 13D Active-Passive Investor Summit in New York (Litt's presentation was subsequently publicly published) – As of 11/6, 2 out of 7 analysts who published reports since the L&B presentation have lowered price targets. No updating analysts changed their rating recommendations

TRICON RESIDENTIAL

3

Morgan Stanley Tricon’s Recent Trading Performance From Blackstone’s Initial Indication Of Interest to Its Withdrawal • From the time of Summary of Valuation Changes Blackstone’s initial Since 9/14/23 indication of interest to its At Initial Indication of At Written Indication of At Withdrawal (10/28) notice of withdrawal, Interest (9/14) Interest (10/2) Tricon’s share price had declined 23% against a +$0.10 volatile market backdrop, ($1.98) with the 10-Yr UST rising an additional 55bps $11.00 $11.10 $11.10 Offer Price per 28.8% $8.54 50.0% Share / Tricon Share Premium 69.2% Premium Price $7.40 Premium $6.56 Trading Performance 1/1/1900 Offer Price Per Share 1/2/1900 Tricon Share Price 1/3/1900 Indexed to 100 as of 9/14/23; From Market Data Date 9/14/23 9/29/23 10/27/23 9/14/23 through 10/27/23 105 10-Yr US Treasury 4.29% 4.59% 4.84% 100 95 +55bps 90 Valuation (Consensus ‘24E FFOx | P / (D) to Consensus NAV) (13.4) 85 (13.7) 13.6x / (32.8%) 11.8x / (41.7%) 10.6x / (47.7%) (18.1) 80 20.7x / (4.3%) 19.1x / (10.4%) 17.9x / (14.7%) (23.2) 75 9/14 9/22 10/2 10/11 10/19 10/27 18.5x / (7.3%) 16.6x / (16.3%) 15.2x / (23.4%) TCN AMH INVH MSCI US REIT Source: S&P Capital IQ Source: S&P Capital IQ, Company Filings TRICON RESIDENTIAL 4

Morgan Stanley

Market Perspectives and Implications

Higher for Longer Unequivocally the New Reality for Capital Markets

Equity Markets

- Increased geopolitical uncertainty and rising bond yields have led to a return to volatility and overall risk-off sentiment in equity markets
  - VIX index recently hit its highest level in seven months
- Flight to higher liquidity and lower-levered names
- Small-cap residential REITs (many of whom have a higher leverage profile) have generally underperformed the REIT Index
  - Underperformance has been more pronounced over the past ~3 months, as the market has experienced a relative flight to safety

Risk-Off Sentiment Has Increased Over Recent Months

Total Return – Indexed to 100 as of 11/3/2021 [1]


Total Return Performance
L2Y 180D 90D
130
120
110
100
90
80
70
60
50
Nov-21
Feb-22
May-22
Aug-22
Nov-22
Feb-23
May-23
Aug-23
Nov-23
(3%) 6% (2%)
(15%) (2%) (5%)
(21%) (5%) (6%)
(34%) (16%) (19%)
(41%) (6%) (16%)
Tricon
SFR Peers[2]
Small-Cap Index[3]
MSCI US REIT
S&P 500

Rate Environment and Outlook

- 10-year recently crossed 5% for the first time since 2007 as investors are increasingly pricing in a higher for longer environment
  - Rising bond yields amidst an increase in government debt and bond supply, as well as economic and geopolitical uncertainty, have dampened investors' risk appetite
- Private market real estate values are following suit
  - *See next page for private market valuations*

Forward Curve Has Widened ~300bps Since Pre-Rate Hikes

10Y US Treasury Curve – Pre-Rate Hikes (3/14/2022) vs. Now (11/3/2023)


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Interest rates increased materially since Blackstone began the underwriting process
Pre-Rate Hikes
Today
Historical Rate
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Dec-26
Dec-27
Dec-28
Dec-29

Source: S&P Capital IQ, Bloomberg, IMF
Notes:
1. Market data as of November 3, 2023
2. SFR Peers comprised of INVH and AMH; weighted by market cap
3. Small-Cap Index comprised of AIV, BRT, CLPR, IRT, NXRT, VRE; weighted by market cap

TRICON RESIDENTIAL
5

Morgan Stanley

Rates Movement and Fundamentals Driving Private Market Pricing

Multifamily Private Market Cap Rates Widened ~200bps in Less Than 24 Months

Key Observations

- Lack of private transactions due to bid-ask spread may have contributed to a delay in widening published cap rates; however, a significant increase in cost of capital has made prior cap rates untenable
- Since September, Green Street revised its applied cap rate estimates for several sectors to reflect the higher real interest rate environment, resulting in decreases in asset value estimates of ~9% on average across the multifamily, data center, industrial, life science, tower, and healthcare sectors
- In the residential sectors, Green Street applied cap rates for multifamily are up ~50bps (to 5.8%) since September and ~200bps since their peak in December 2021, while SFR cap rates have generally been held flat at ~4.7%
- Notwithstanding that the SFR sector is partially insulated due to the mortgage lock-in effect limiting supply, as well as the increasing costs of homeownership, it is reasonable to anticipate that cap rates may follow suit given recent moves in rates
  - Note: INVH reported a mid-5% year-one cap rate for its ~$650MM acquisition of 1,870 homes from Starwood in July 2023. INVH anticipates the cap rate to grow into the ~6% range within the next year

Green Street Residential Private Market Applied and Implied Cap Rates (1)


Applied Cap Rate: +200bps
Applied Cap Rate: Flat
4.0%
3.8%
5.7%
5.0%
6.8%
5.8%
4.7%
4.0%
5.6%
4.6%
5.7%
4.7%
Multifamily
SFR
December 2021
January 2023
November 2023
Applied Cap Rate
Implied Cap Rate

Recent Changes in Green Street Applied Cap Rates and GAV Estimates

	GSA Applied Cap Rate (%)			GSA GAV
Sector	Sep. 2023	Nov. 2023	Change (bps)	Change (%)
Multifamily	5.2%	5.7%	48 bps	(8%)
Data Center	5.5%	6.0%	54 bps	(9%)
Industrial	4.2%	4.7%	47 bps	(9%)
Life Science	5.2%	5.7%	44 bps	(10%)
Tower	4.6%	5.1%	52 bps	(10%)
Healthcare	6.4%	6.8%	42 bps	(7%)
Average	**5.2%**	**5.7%**	**48 bps**	**(9%)**

Source: Green Street Advisors

Notes:
1. Multifamily is a simple average of nominal cap rates for AIRC, AVB, CPT, ELME, EQR, ESS, MAA, UDR, VRE; SFR is a simple average of nominal cap rates for AMH, INVH

TRICON RESIDENTIAL 6

Morgan Stanley

Recently Announced Strategic REIT Transactions

Two Stock-For-Stock Mergers And a Spin-Off Announced on October 30, 2023

	Healthpeak Properties ★ / Physicians Realty Trust	Realty Income / Spirit Realty ★	SITE ★ / Curbline
Sub-Sector	Healthcare	Net Lease	Open-Air Retail
Transaction Size	$21.0Bn[1]	$9.0Bn[3]	$1.7Bn
Premium to Unaffected	0%	15%	N/A
Consideration	100% Stock	100% Stock	100% Stock Distribution
Key Highlights	• Stock-for-stock merger between Healthpeak (PEAK) and Physicians Realty Trust (DOC) • "Merger of equals", no premium transaction • PF ownership of 77% and 23% for PEAK and DOC shareholders, respectively • Expected to be accretive to run-rate AFFO per share and FFO per share for both PEAK and DOC shareholders[2]	• All-stock acquisition of Spirit (SRC) by Realty Income (O) • PF ownership of 87% and 13% for O and SRC shareholders, respectively • Transaction is expected to be over 2.5% accretive to O's standalone annualized AFFO per share run rate, while maintaining a combined leverage ratio of ~5.5x	• Spin-off of SITE Centers' curbline portfolio into a separate publicly-traded REIT (CURB) • SITE shareholders will receive shares of CURB via a taxable pro rata stock distribution • SITE also announced ~$650MM of asset sales at a 6.5% cap rate (well inside of ~9% implied cap rate for whole company)
Strategic Rationale and Synergies	• Positions combined company to benefit from the secular growth in healthcare discovery and delivery • Overlapping real estate footprint in 30+ markets broadens and deepens relationships with top health systems creating outsized internal and external growth opportunities • Expected to generate run-rate synergies of at least $40MM by the end of year one and up to $60MM by the end of year two	• Complementary real estate exposure improves diversification and enhances runway for growth • Transaction preserves quality of key credit metrics for best-in-class balance sheet • Meaningful cost synergies of approximately $50MM of annualized G&A synergies (~$30MM of annualized G&A synergies excluding stock-based compensation) • Accretion also driven by below-market in-place financing at SRC	• Creates the first and only public REIT exclusively focused on unanchored convenience assets, which offer attractive inflation-protected returns driven by high renewal and retention rates • CURB's expected net cash, debt-free position upon separation will allow CURB to significantly grow its asset base • SITE positioned to realize NAV

It is constructive to see strategic activity increasing, but there are some key themes that are important to highlight:

1. **These were all-stock transactions and/or transactions requiring no new capital; private capital largely remains on the sidelines**
2. **M&A in the sector continues to reflect A) aggregation of sub-sectors (larger companies with a relative cost of capital advantage), B) crystallization of substantial synergies, C) overlapping shareholder bases, and/or D) boards willing to transact given outlook / limitations of alternative paths**

Sources: Company Filings and Press Releases

Notes:
1. Aggregate value of pro forma combined company
2. Subject to final merger accounting adjustments
3. Target aggregate value at transaction exchange ratio

★ **Morgan Stanley advised the company noted**

TRICON RESIDENTIAL

7

Morgan Stanley

Potential Ways to Close the Gap to NAV

Capital Toolkit for Consideration

Capital Toolkit

Generally, most of the toolkit involves measures that would move Tricon further towards an asset-light business model. Potential options include:

- **Sell Down Additional Stake in JV-4**
  - Possible to sell down / syndicate Tricon's position further (even after adding targeted leverage to the venture)?
- **Potential to Reduce Tricon's Ownership Stake in JV-3**
  - Does Tricon need to stay at ~33%, or can it move to a more asset-light IM model?
- **Partial Incremental Monetization of Wholly-Owned Assets**
  - Increases complexity, but could be a source of attractively-priced capital
- **Sell Non-SFR Assets**
  - Considerations based on saleability, business plan / timing, and market conditions

Potential Use of Proceeds

Potential Use of Proceeds

Valuation Read-Through

Reduce Leverage

- Limited amount of high-cost prepayable debt outside of JVs, although opportunity with ~$300MM term loan on wholly-owned portfolio (SOFR + 2.30%)
  - Net Debt / Annualized EBITDAre would decrease ~0.2x for each $100MM repaid

Share Repurchases

- Strong signal to market and accretive to existing investors by capturing private market arbitrage, however, could impact float and liquidity over time
  - *See next page for execution options*

Prove-Out Value

- Monetization of assets can potentially prove out value of assets across the Tricon platform
- JV-4 alone can potentially accomplish this by itself (uncertain if incremental asset sales necessary to impact market valuation read-through)

TRICON RESIDENTIAL 8

Morgan Stanley

Share Repurchase Execution Options

Each Is Impacted by Market Technicals and Have Signaling Implications

	Normal Course Issuer Bid ("NCIB") / Open Market	Substantial Issuer Bid ("SIB") / Tender Offer	Accelerated Share Repurchase
Advantages	• Maximum flexibility • "At-market" repurchase • Gradual capital allocation • Can be executed in an NCIB, 10b5-1 program or opportunistically	• Speed of repurchase completion near current valuation • Strongest signal • Liquidity event for investors • Rapid share count reduction	• Discounted share repurchase • Strong signal • Optional upfront share count reduction • Economics can be tailored to reflect stock price view
Disadvantages	• Limited by daily volume • NCIB subject to cap of the greater of (i) 5% of shares outstanding, or (ii) 10% of public float • Weaker signal • No guarantee of completion • Exposed to market price over time	• Requires premium to current price (generally high single digit premium) • Investors determine success of tender • Higher transaction costs • No ongoing stock support	• Fully funded upfront • Commits Issuer to complete repurchases • Exposed to market price over time • Not recommended for larger size repurchases • Execution limited to NYSE-listed shares
Mechanics	• Issuer purchases shares in the open market over time • Can buyback stock during blackout period via an automatic share purchase plan under an NCIB or 10b5-1	• Issuer specifies a dollar value or number of shares to be repurchased within a defined price range or at specific fixed price • Shareholders decide whether they would like to participate in the offer • SIB open for a minimum of 35 days; tender offer open for a minimum of 20 days	• Morgan Stanley delivers shares to Issuer upfront • Morgan Stanley repurchases stock in the open market over time • Additional shares delivered to Issuer at completion of repurchase period
Time to Complete	• Subject to TSX approval and 10b-18 Restrictions	• Complete in ~6 weeks	• Subject to 10b-18 Restrictions
Documentation	• Short form appointment letter • Limited public documentation in Canada; no public documentation in U.S.	• SIB circular filed with Canadian regulators • Schedule tender offer filed with SEC	• Master confirmation • No public documentation
Applications	• Desire to maintain flexibility including ability to stop	• Repurchase large block of stock in a short period of time	• Incremental or certain repurchase with an attractive economic profile

Recommended for larger size repurchases

TRICON RESIDENTIAL

9

Morgan Stanley

Share Repurchase Timing and Sizing Considerations

Applies to NCIB / Open Market Repurchases and ASRs

- Quantum of daily repurchases limited based on average daily trading volume ("ADTV")
  - NCIB daily limit is 25% of ADTV for six calendar months prior to commencement
  - 10b-18 daily limit is 25% of ADTV for four calendar weeks prior to commencement
- Keeping daily repurchases between 5-10% of ADTV reduces the risk of putting upward technical pressure on the stock
- Resulting time to complete a program across a range of sizes is illustrated in the table at right, assuming repurchase on both exchanges

Execution Parameters

- Primary constraint to determine the efficient maturity of a share repurchase program is the liquidity of the stock
  - Average daily repurchase of **5-10%** of ADTV is optimal to avoid putting any pressure on the stock
  - There are a few programs in which the average daily repurchase is more than 10%, but best practice is to remain below 10%
- Other considerations include (i) benefits of dollar-cost averaging vs. exposure to market risk, (ii) views on stock price, (iii) messaging objectives, (iv) availability of funds, and (v) room for concurrent opportunistic repurchases
- In addition, the Canadian government will impose a 2% tax on the repurchase of shares by public companies commencing on January 1, 2024

Scenarios and Sizing Matrix [(1)(2)]

	Program Size			
	$50MM	$100MM	$150MM	$200MM
MM Shares	6.9	13.7	20.6	27.4
% of TSO	2.5%	5.0%	7.6%	10.1%
% of Float	2.6%	5.2%	7.8%	10.4%
ADTV Multiple	2.4x	4.8x	7.2x	9.6x
Time to Complete NCIB / Open Market: 5% of ADTV	3 Months	5 Months	7 Months	10 Months
Time to Complete NCIB / Open Market: 10% of ADTV	2 Months	3 Months	4 Months	5 Months
Time to Complete NCIB / Open Market: 15% of ADTV	1 Month	2 Months	3 Months	4 Months

Source: S&P Capital IQ, Bloomberg

Note:
1. Based on $7.29 share price as of 11/3/23, 272.4MM shares outstanding and public float of 264.2MM shares. ADTV Multiple and Time to Complete assume repurchases occur concurrently on both the TSX (based on 6-month TSX ADTV of 1.1MM shares) and NYSE (based on 4-week NYSE ADTV of 1.7MM shares)
2. NCIB subject to aggregate maximum of (i) 5% of shares outstanding, and (ii) 10% of public float

TRICON RESIDENTIAL

10

Morgan Stanley Substantial Issuer Bid / Tender Offer Overview and Mechanics Mechanics • Company selects a dealer manager, depository and information agent to assist with • After receipt of all tenders, management selects the price level which will permit the the offer purchase of the desired number of shares (if Dutch auction) and calculates a proration factor if needed • The Company, Company counsel, and dealer manager draft SIB circular, Schedule TO, Offer to Purchase, summary advertisement, press release, shareholder and – Company may buy more than the dollar amount or number of shares being broker letters tendered for (up to 2% of shares outstanding) without extending the offer • The Company announces the proposed tender, files SIB circular with Canadian – All “odd lot” tenders (less than 100 shares) may be given preferential treatment regulators and Schedule TO with the SEC, places an ad in either The New York • Majority of shares will be tendered during the last two days of the offer period Times or Wall Street Journal, and mails circular / tender documents to shareholders Results of the offer must be press and • released reported to the regulators within 10 – Circular and Schedule TO contain disclosures about the issuer, terms of the SIB / business days of the termination of the offer tender offer, the reason for the SIB / tender offer and the source of funds for the Shares tendered but not purchased by Company are returned to shareholders SIB / tender offer • • Shares must be paid for within 20 business days or tenders may be withdrawn – Shares are typically paid for within three (Canada) or four (U.S.) business days Tender Offer Execution Alternatives Dutch Auction Tender Fixed Price Tender • At the tender expiration, Company repurchases targeted number of • In a fixed price tender, Company offers shareholders cash for their shares according to the ascending order of shareholder bids stock at a fixed and predetermined price Description • All shareholders tendering at or below the clearing price are paid the • If the offer is over-subscribed, shares are accepted on a pro-rata basis clearing price, not their offer price • If the offer is over-subscribed, shares are accepted on a pro-rata basis ✓ Risk of mispricing minimized ✓ Confident signaling on company valuation Benefits ✓ May result in lower price if key investors are willing to signal ✓ All holders have an equal opportunity to participate participation or if the tender is oversubscribed ✓ Useful when there is a large selling shareholder ïƒ» Stock price likely to trade within trade range for duration of tenderïƒ» Greater risk of mispricing Considerationsïƒ» Stock price likely to be limited by the tender price TRICON RESIDENTIAL 11

Morgan Stanley Legal Disclaimer We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. If you are not the intended recipient of this document, please delete and destroy all copies immediately. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance. This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Morgan Stanley or any of its affiliates. Notwithstanding anything herein to the contrary, each recipient hereof (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the proposed transaction and all materials of any kind (including opinions or other tax analyses) that are provided relating to the tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state income tax treatment of the proposed transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors. This document is provided by Morgan Stanley & Co. LLC and/or certain of its affiliates or other applicable entities, which may include Morgan Stanley Realty Incorporated, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, N.A., Morgan Stanley & Co. International plc, Morgan Stanley Securities Limited, Morgan Stanley Bank AG, Morgan Stanley MUFG Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Morgan Stanley Asia Limited, Morgan Stanley Australia Securities Limited, Morgan Stanley Australia Limited, Morgan Stanley Asia (Singapore) Pte., Morgan Stanley Services Limited, Morgan Stanley & Co. International plc Seoul Branch and/or Morgan Stanley Canada Limited Unless governing law permits otherwise, you must contact an authorized Morgan Stanley entity in your jurisdiction regarding this document or any of the information contained herein. © Morgan Stanley and/or certain of its affiliates. All rights reserved. TRICON RESIDENTIAL 12